SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of March 2008

Commission File Number 1-13758

PORTUGAL TELECOM, SGPS, S.A.

(Exact name of registrant as specified in its charter)

Av. Fontes Pereira de Melo, 40
1069 - 300 Lisboa, Portugal

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form
20-F or Form 40-F.

Form 20-F	X	Form 40-F

 Indicate by check mark whether the registrant by furnishing the information contained in this
Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b)
under the Securities Exchange Act of 1934.

Yes	No	X

ANNUAL GENERAL MEETING OF SHAREHOLDERS

PORTUGAL TELECOM, SGPS S.A.

28 March 2008

PROPOSAL OF THE BOARD OF DIRECTORS

ITEM 3 ON THE AGENDA:

(To resolve on the proposal for application of profits)

Whereas:

The net profit of the financial year ended on 31 December 2007 was 613,450,573 Euros;

We propose that it be resolved:

1)	That, of the net profit of the financial year of 2007, 589,835,000 Euros be paid to the shareholders corresponding to 57.5 Euro cents per share, with respect to the total number of issued shares ;

2)

That, taking into consideration the proposals under items 6 and 7 on the agenda, it will not be possible to determine precisely the number of own shares that will be held in treasury on the date of the abovementioned payment without limiting the Company’s capacity of intervention, the distribution of the overall sum of 589,835,000 Euros as provided for in the foregoing paragraph, calculated on the basis of a unit amount per share issued (in this case, 57.5 Euro cents per share), be executed as follows:

	a)	Each share issued be paid the unit amount of 57.5 Euro cents;

b)

The amount corresponding to the shares that belong to the Company itself on the day of the payment of the abovementioned amount (calculated on said unit amount of 57.5 Euro cents per share issued), or to the shares that on such date have already been cancelled, not be paid, but be transferred to retained profits.

3)	That, the remaining part of the net profit of the financial year of 2007 in the amount of 23,615,573 Euros, be transferred to retained profits.

Lisbon, 27 February 2008.

The Board of Directors,

ANNUAL GENERAL MEETING OF SHAREHOLDERS

PORTUGAL TELECOM, SGPS S.A.

28 March 2008

PROPOSAL OF THE SHAREHOLDERS

ITEM 4 ON THE AGENDA:

(To resolve on a general appraisal of the Company’s management and supervision)

Whereas article 455, paragraph 1 of the Portuguese Companies Code establishes that the Annual General Meeting of Shareholders shall resolve on the general appraisal of the company’s management and supervision;

Whereas, in 2007, the Board of Directors played a relevant role in the direction, co-ordination and orientation of Portugal Telecom Group’s businesses, clearly committing itself to obtain greater efficiency in the Group’s organizational structure and cost control, which resulted in the 2007 year-end excellent results;

Whereas the Direction of the Company, during the first part of the financial year of 2007, was subject to a long process of a Public Tender Offer to which the Company was subject, having the Board of Directors acted in a highly diligent manner and oriented towards the defence of the interests of Shareholders;

Whereas the manner on which the Board of Directors completed on 7 November 2007 the spin-off of PT Multimédia and has been executing the share buyback programme and the dividend payment, thus implementing with great success the shareholder remuneration package that was presented to the shareholders as an answer to the public tender offer launched by Sonae and creating the required conditions for its conclusion within the established deadlines;

Whereas, the manner on which the management, within the partnership with Telefónica, carried out several modifications in VIVO, including the implementation of the GSM technology, which contributed to the turn-around of the mobile business in Brazil, with the excellent results known today;

1

Whereas the Audit Committee and the Statutory Auditor executed its functions with adequate diligence and awareness, contributing in a significant way to the Company’s good performance;

We propose that it be resolved to approve a special praise to the Chairman of the Board of Directors and Chief Executive Officer for the outstanding way in which the Company was led through all this period of time;

We further propose that it be resolved to express to the Board of Directors, to the Audit Committee and to the Statutory Auditor the Company’s appreciation for their conduct and to approve a general appraisal of these corporate bodies and each of their members.

Lisbon, 26 February 2008.

The Shareholders,

Caixa Geral de Depósitos, S.A.

Banco Espírito Santo, S.A.

Ongoing Strategy Investments – SGPS, S.A.

2

ANNUAL GENERAL MEETING OF SHAREHOLDERS

PORTUGAL TELECOM, SGPS S.A.

28 March 2008

PROPOSAL OF THE BOARD OF DIRECTORS

ITEM 5 ON THE AGENDA:

(To resolve on the ratification of the appointment of new members of the Board of Directors to complete the 2006-2008 term of office)

Whereas:

A)

Following the resignation submitted by the members of the Board of Directors Rodrigo Jorge de Araújo Costa, Armando António Martins Vara, António Pedro de Carvalho Viana-Baptista and Fernando Abril-Martorell Hernandez, the Board of Directors resolved, under the provisions of subparagraph 3, b) of Article 393 of the Portuguese Companies Code, at its meeting held on 12 February 2008, to appoint Francisco Manuel Marques Bandeira, José María Álvarez-Pallete López and Santiago Fernández Valbuena as directors of the Company;

B)	The provisions of paragraph 4 of Article 393 of the Portuguese Companies Code;

We propose that it be resolved:

1.	To ratify the appointment of Francisco Manuel Marques Bandeira, José María Álvarez-Pallete López and Santiago Fernández Valbuena as directors to complete the 2006-2008 term of office.

2.	To express a vote of acknowledgement and appreciation for the way the departing directors exercised their duties during the period of their terms of office.

Lisbon, 13 February 2008

The Board of Directors,

ANNUAL GENERAL MEETING OF SHAREHOLDERS

PORTUGAL TELECOM, SGPS, S.A.

28 March 2008

PROPOSAL OF THE BOARD OF DIRECTORS

ITEM 6 ON THE AGENDA:

(To resolve on the acquisition and disposal of own shares)

Whereas:

A)	It is convenient for the Company to be able to continue to make use, under general terms, of the possibilities inherent to the acquisition and disposal of own shares;

B)

That same interest exists as well with regard to dependent companies, which may notably be bound under their own issuances of securities to acquire or dispose of shares of the Company, which, without prejudice to the provisions of paragraph 3 of article 319 of the Portuguese Companies Code, it is also convenient to provide for;

C)

Commission Regulation (EC) no. 2273/2003 of 22 December 2003 established a special system of rules containing exemption requirements from the general regime governing market abuse for certain share buyback programmes, which requirements it is advisable to take into account even in the case of acquisitions not within the scope of the programmes covered by those regulations;

We propose that it be resolved:

1)

To approve the acquisition by the Company, or by any dependent companies, present or future, of own shares, including any rights to the acquisition or allocation thereof, subject to a decision by the management board of the acquiring company, and under the following terms:

a) Maximum number of shares to be acquired: Up to a limit equivalent to 10% of the share capital,

1/4

deducting any disposals made, without prejudice to such quantity as may be required for compliance with the acquirer’s obligations under law, contract or issuances of securities, or arising from any contractual obligation to implement a Company’s stock option plan, subject, if applicable, to subsequent disposal, as established by law, of such shares as may exceed said limit, and without prejudice to the acquisition of own shares for the purpose of implementing a resolution for a capital reduction as provided for under item 7 on the agenda, in which case the specific limits stipulated in the reduction resolution shall apply;

Subject to the requirements established by law and in this resolution, it is hereby notably approved the acquisition that the Board of Directors may come to execute within the framework of a share buyback programme, such acquisition to be made in any of the forms provided for under this resolution;

b) Term during which the acquisition may be made: Eighteen months, as of the present resolution;

c) Forms of acquisition: Subject to the terms and mandatory limits established by law, acquisition of shares, or rights of acquisition or allocation of shares, for consideration, in any form, on a regulated market or in an over-the-counter acquisition, in compliance with the principle of equal treatment of shareholders as established by law, notably from a financial institution with which the Company has entered into an equity swap agreement or other similar financial derivative instruments, including Barclays Bank, Plc and Credit Suisse International, or any other acquisition for the purpose of, or by virtue of, complying with an obligation established by law or contract, or conversion or exchange of convertible or exchangeable securities issued by the Company or a dependent company, in accordance with the relevant terms of issue or any contracts implemented with regard to such conversion or exchange;

d) Minimum and maximum consideration for the acquisitions: The consideration of the acquisition should fall within an interval of twenty percent less than the lowest trading price and twenty percent more than the average trading price, respectively, of the shares to be acquired on the Eurolist by Euronext Lisbon during the 5 stock exchange sessions immediately preceding the date of acquisition or the creation of the right of acquisition or allocation of shares, or should correspond to the acquisition price resulting from any contracted financial instruments, to the terms of issue, by the Company or any dependent company, of securities convertible in or exchangeable for Company shares, or to contracts entered into in connection with such conversions or exchanges;

2)	To approve the disposal of own shares that may have been acquired, subject to a resolution of the management board of the disposing Company, and on the following terms:

a) Minimum number of shares to be disposed of: The number corresponding to the minimum block of shares which at the time of the disposal is legally stipulated for the shares of the Company, or such lesser quantity as may be sufficient to fulfil any obligation undertaken by virtue of law, contract or issuance of

2/4

other securities;

b) Term during which the transfer may be made: Eighteen months, as of the present resolution;

c) Form of disposal: Subject to the terms and mandatory limits established by law, disposal for consideration in any form, notably by sale or exchange, to be made on a regulated market or over-the-counter to certain entities designated by the management board of the disposing company, in compliance with the principle of equal treatment of shareholders as established by law, notably to financial institutions counter-parties to equity swap agreements or other similar financial derivative instruments, or where the disposal is resolved within the framework of, or in connection with, a proposal of application of profits or distribution of reserves in kind, without prejudice to, in case of any disposal in fulfilment of an obligation or arising from the issuance of other securities by the Company or a dependent company, or of contracts related to such issuance, or contractual bond to implement a stock option plan of the Company, to be carried out in accordance with the applicable terms and conditions;

d) Minimum price: Consideration of no more than twenty percent below the average trading price on Eurolist by Euronext Lisbon of the shares to be disposed of during the 5 exchange sessions immediately preceding the date of disposal, or such price as may be stipulated or result from the terms and conditions of issuance of other securities, notably convertible or exchangeable securities, or from any contract entered into in connection with such issuance, conversion or exchange, in the case of a disposal arising thereof;

3)

To approve that an indication be conveyed to the Board of Directors, without prejudice to its freedom of decision and action within the framework of the resolutions of paragraphs 1 and 2 above, that it take into account, depending on the circumstances that the Board deems relevant (and, especially, as regards acquisitions comprised in buyback programmes aimed at the satisfaction of conversion rights of bonds or other securities, or stock options or similar rights, or others that may be the subject of the Regulation referred to in the Whereas clauses), in addition to the recommendations of the Portuguese Securities Commission (Comissão do Mercado de Valores Mobiliários) in force in each moment, the following practices advisable as regards the acquisition and disposal of own shares under the authorizations granted in accordance with the foregoing paragraphs:

a)

Disclosure to the public, before the beginning of the acquisition and disposal transactions, of the content of the preceding authorization, in particular, its goal, the maximum value of the acquisition, the maximum number of shares to be acquired and the term authorized for such purpose;

3/4

b)	Record keeping of each transaction carried out within the framework of the preceding authorizations;

c)	Public disclosure of the transactions carried out until the end of the seventh day of the trading session following the date on which such transactions take place;

d)

Carrying out the transactions under conditions of time, form and volume that do not disturb the regular operation of the market, notably seeking to avoid it at sensitive times for trading, in particular, at the opening and closing of the session, at times of market disturbance, at times close to the disclosure of privileged information;

e)

Carrying out of the acquisitions at a price not exceeding the highest of the last independent transaction and the highest independent offer at the time of acquisition on the Eurolist by Euronext Lisbon;

f)	Limiting the acquisitions to 25% of the daily average trading volume, or to 50% of such volume if communicated to the competent authority and disclosed to the market;

g)	Refraining from disposing of shares during any execution of a buyback programme covered by the Regulation mentioned in the Whereas clauses.

For such purpose, the Board of Directors may organize the separation of the acquisitions and their respective systems of rules, notably according to the programme in which they are included, and provide information regarding such separation in the relevant public disclosure.

Lisbon, 13 February 2008.

The Board of Directors,

4/4

ANNUAL GENERAL MEETING OF SHAREHOLDERS

PORTUGAL TELECOM, SGPS, S.A.

28 March 2008

PROPOSAL OF THE BOARD OF DIRECTORS

ITEM 8 ON THE AGENDA:

(To resolve, pursuant to paragraph 4 of article 8 of the Articles of Association, on the parameters applicable in the event of any issuance of bonds convertible into shares that may be resolved upon by the Board of Directors)

Whereas:

A)

The convenience of safeguarding the possibility for the Company to strengthen its shareholders’ equity, aiming at sizing the same to adequate levels that enable sustaining the Company’s future business plans, which requires resorting to public funds on a diversified and broad funding basis;

B)

The internationalisation and diversification of the Company’s funding sources and shareholding base reinforces the stability and autonomy of the Company, the promotion of which is of the utmost corporate interest;

C)

Within this context, it appears convenient to keep options open for a possible new issue, by a wholly owned subsidiary of Portugal Telecom, SGPS, S.A., and possibly with a guarantee or support from the latter, of bonds or other securities to be placed notably with specialised segments of international institutional investors, securities which, under certain conditions, may grant the investors the right of exchange for Portugal Telecom, SGPS, S.A.’s ordinary shares (exchangeable securities), thus repeating the experience of three prior issues with considerable international success;

D)

In order to preserve such flexibility, it is important to create the legal mechanisms that will enable such wholly owned subsidiary carrying out such issue of exchangeable securities to have access to such ordinary shares of Portugal Telecom, SGPS, S.A. as may be required to fulfil the exchanges that would take place;

E)

Within the Portuguese legal framework, and as in the three issues of convertible securities previously undertaken by Portugal Telecom International Finance, B.V., the said capacity of the subsidiary issuing exchangeable securities to have access to the ordinary shares, if and when required, in order to fulfil its obligations for an optional exchange by the investors involves a resolution to issue and place at the service of such international issuance an adequate number of Portugal Telecom, SGPS, S.A.’s convertible bonds that may give rise, at such times and quantities as needed, to new shares;

1/3

F)

The possibility of implementing said issue also requires, as provided for in the Articles of Association, that the parameters applicable to the issuance of Portugal Telecom, SGPS, S.A.’s convertible bonds supporting the international issuance of exchangeable securities by a subsidiary be henceforth approved by the General Meeting of Shareholders, without prejudice to any possible subsequent readjustments;

G)	Additional flexibility may be assured by means of a resolution conferring to the Board of Directors the power to decide the time of the issuance, in one or more series;

H)

Under the terms of subparagraph 4, a) and paragraph 5 of article 349 of the Portuguese Companies Code, companies which shares are admitted to trading on a regulated market and have issued bonds may not reduce their share capital to an amount below its debt to the bond holders, unless by virtue of losses;

We propose that it be resolved:

1)

To approve the possible issue by Portugal Telecom, SGPS, S.A. of convertible bonds approved by resolution of the Board of Directors, as provided for in the law and in the Articles of Association, and in accordance with the following principal parameters, without prejudice to any adaptation or development as may be resolved by the Board of Directors, notably considering the final characteristics of the issuance of exchangeable securities that it may support:

a) Amount of the issue:

Up to the maximum aggregate amount of or the currency equivalent of 1,000,000,000 Euros.

b) Interest rate:

To be defined in accordance with the market conditions on the date of the issuance.

c) Redemption:	A single final maturity at par, with possibility for a provision for early redemption at the option of the issuer, in particular as from the end of the third year.

d) Conversion bases:

The number of bonds required for conversion of the bonds’ nominal amount in cash into one share shall be determined by the conversion price, calculated by adding a conversion premium to the market price on the domestic stock exchange of one share at the time of the issuance.

The anticipated conversion premium, to be adjusted at the time of the issuance in accordance with market conditions, shall not be less than 20% of the trading price considered, which can, namely, be the Eurolist by Euronext Lisbon closing price for the session immediately before the date of issuance (or of the issuance of the first series), subject to anti-dilution clauses customary in the market.

The conversion price initially defined shall prevail during the whole period of the issue, without prejudice to any possible readjustment by application of anti-dilution clauses customary in the market, in situations regulated in the issuance resolution and under the terms or formulas stipulated therein.

2/3

e) Potential capital increase:

The maximum number of ordinary shares that can be initially issued in the increase or increases of capital implicit in the resolution of issuance of the convertible bonds may not exceed the equivalent to 15% of Portugal Telecom, SGPS, S.A.’s share capital at the date of the resolution, without prejudice to the possibility of being exceeded at a later time as a result of subsequent readjustments to the conversion price referred to in the foregoing paragraph.

f) Terms of the conversion:

The conversion may be requested daily, as from an initial term stipulated in the resolution of issuance, such periods of time stipulated in the resolution of issue being deemed a “conversion period” in accordance with and for the purposes of subparagraph 1, b) and subparagraph 3, a) of article 370 of the Portuguese Companies Code.

g) Class:	The conversion shall be made exclusively with ordinary shares.

h) Issue:	In one issuance only or in series, as determined by the Board of Directors.

2)

To approve forthwith, as a result of the issuance of convertible bonds under the final terms as stipulated, such capital increase or increases as may be required to meet any requests for conversion that may be submitted.

3)

That the implementation of this resolution be articulated with the implementation of the resolution to reduce the share capital through a share buyback programme taken under item 7 on the agenda, in order to assure the compliance with the limit established by paragraph 5 of article 349 of the Portuguese Companies Code.

Lisbon, 13 February 2008

The Board of Directors,

3/3

ANNUAL GENERAL MEETING OF SHAREHOLDERS

PORTUGAL TELECOM, SGPS S.A.

28 March 2008

PROPOSAL OF THE BOARD OF DIRECTORS

ITEM 9 ON THE AGENDA:

(To resolve on the suppression of the pre-emptive right of shareholders in the subscription of any issuance of convertible bonds as referred to under item 8 hereof as may be resolved upon by the Board of Directors)

Whereas:

A)	The resolution taken by this General Meeting, within the context of item 8 on the agenda on the approval of parameters for the issuance of convertible bonds to be resolved by the Board of Directors;

B)	The content of the explanatory report produced by the Board of Directors pursuant to subparagraph 2, c) of article 366, paragraph 2 of article 367 and article 460 of the Portuguese Companies Code;

We propose that it be resolved:

1)

That, bearing in mind that any issuance of convertible bonds as may be resolved by the Board of Directors, whose parameters and implicit share capital increase have been approved within the framework of item 8 on this General Meeting’s agenda, is intended to support the issuance to be made by a wholly owned subsidiary of Portugal Telecom, SGPS S.A. as provided therein, the shareholders’ pre-emptive right in the subscription for such possible issuance of convertible bonds be suppressed;

2)

That, therefore, such possible issuance be intended for subscription in its entirety by a wholly owned subsidiary of Portugal Telecom, SGPS S.A. that will effect, in the international market, an issuance of securities exchangeable for ordinary shares of Portugal Telecom, SGPS S.A., in particular the company Portugal Telecom International Finance, B.V., or another company wholly owned, directly or indirectly, by Portugal Telecom, SGPS S.A., either existing or to be incorporated, or by a financial institution undertaking to place said convertible bonds in connection with the fulfilment of requests for exchange arising from such issuance.

Lisbon, 13 February 2008

The Board of Directors,

ANNUAL GENERAL MEETING OF SHAREHOLDERS

PORTUGAL TELECOM, SGPS S.A.

28 March 2008

REPORT IN RESPECT OF ARTICLES 366-2(C), 367 AND 460-5

OF THE PORTUGUESE COMPANIES CODE

I

EXPLANATION OF THE PROPOSAL FOR SUPPRESSION

OF THE PRE-EMPTIVE RIGHT

The Company considers a possible issue, by a wholly owned subsidiary of Portugal Telecom, SGPS S.A., and with a guarantee by the latter, of bonds conferring under certain conditions to investors the right of exchange for ordinary shares in Portugal Telecom, SGPS S.A..

In this way, in order to guarantee the viability of the issuance and to support the same, we hereby submit to the appraisal and approval of the General Meeting of Shareholders of Portugal Telecom, SGPS S.A. a proposal concerning the possible issuance, by a wholly owned subsidiary of Portugal Telecom, SGPS S.A., and with a possible guarantee or support from the latter, of bonds or other securities to be placed namely with specialised segments of international institutional investors, securities which under certain conditions may grant to the investors the right of conversion or exchange for Portugal Telecom, SGPS S.A.’s ordinary shares (exchangeable securities).

In the form proposed by the Board of Directors – a proposal that, together with this report, is available to the shareholders within the legal period preceding the date of the General Meeting of shareholders and is deemed as reproduced herein – the convertible bond issue will imply a necessary suppression of the pre-emptive right of the shareholders relying on reasons of corporate interest that seem to unequivocally justify and advise the adoption of the same.

Multiple reasons caused the selection – and proposal to the shareholders as regards the exclusion of their pre-emptive right – of this particular form of fund raising, should the need for such fund raising be justified, the form of which obviously implies in itself that it be entirely directed outside the circle of existing shareholders.

Firstly, it is important to take into account that the expansion of shareholders’ equity in Portugal Telecom, SGPS S.A. that may prove to be necessary or convenient as a function of the Company’s business plans, which is aimed at a magnitude of shareholders’ equity adequate to permit support of the same, has required, and will continue to require, that we appeal for funds from the public that, given the continuous increase in the size of this institution, demands an increasingly wider and diversified fundraising basis.

1

In this way, in view of the current situation and absorption capacity of the domestic capital markets, in particular the convertible securities investors’ market, it now becomes imperative to evaluate the placement, namely in the international market with specialist segments of institutional investors, of securities issuances having the size of this one, with characteristics that, without excessive limitations by rigid factors associated with the internal markets, may be adjusted to those of the financial products usually accepted by those markets.

Furthermore, the public raising of significant funds in the foreign markets always results in a further spreading of the image of the issuer and its visibility in the financial community and international markets (notably by way of the qualified research it originates, and of the means used for the promotion of the issuance), thus reinforcing its international prestige and credibility and its negotiation capacity as a participant in such international markets.

Thirdly, taking into account the actual conversion that will be made, it should be stressed that the continuation of the internationalisation and diversification of Portugal Telecom, SGPS S.A.’s shareholder basis is a favourable element in the reinforcement of the stability and autonomy that it is of the utmost corporate interest to develop – and to this the issuance subject to authorization strongly contributes – both as to the geographical dispersion and as to the diversification of the type of investors, thus creating and reinforcing an additional market capable of increasing the liquidity of the securities and constituting an added space to resort to in future funding needs.

II

FORM OF ALLOCATION AND RELEASE CONDITIONS OF CONVERTIBLE BONDS

The convertible bonds to be issued shall be entirely intended for initial subscription by a subsidiary of Portugal Telecom, SGPS S.A., namely Portugal Telecom Internacional Finance B.V. or another company already incorporated or to be incorporated (or by a financial institution, namely acting under instructions of such company as issue agent), which will promote in the international market an issuance of securities exchangeable for ordinary shares of Portugal Telecom, SGPS S.A..

All the bonds making up the issue will be entirely released at the time of the subscription.

III

ISSUE PRICE AND CRITERIA FOR ITS DETERMINATION

The issue price of the convertible bonds shall be equal to their nominal value, i.e. the bond will be issued at par, in the nominal value of 5,000 Euros each or otherwise as established under the final conditions of the issue, in such a way as to adjust it to the final value at the international issuance it aims to support.

As to the bases of any conversion into shares of the bonds issued, it is important, first and foremost, to bear in mind that, given the characteristics and purposes of the transaction, these are not conversion bases with an external range, i.e. addressed to the market, but instrumental conversion bases, i.e. merely addressed to providing the subsidiary issuing the exchangeable securities on the market the access to the necessary shares.  However, although the conversion price in question merely defines the internal relationship between both issuances, it is convenient for this issuance to mirror as much as possible (with subsequent adjustment if necessary) the final conditions of the issuance that will be placed in the market by Portugal Telecom, SGPS S.A.’s subsidiary.

In this way, with this instrumental nature – and possibly even in anticipation of the final conditions of the issuance to be placed in the market – and as set out on the proposal submitted to the General Meeting of shareholders, the number of bonds required for conversion into one share will be determined by the “conversion price”, calculated by adding a “conversion premium” to the market price in the domestic stock exchanges of one share in Portugal Telecom, SGPS S.A., at the time of issuance.

2

The “issue premium” will correspond to an interval determined by market conditions, but in any event it is not expected to be less than 20% of the value of the relevant trading price.

The “conversion price” as thus initially defined will prevail during the whole period of life of the issuance, without prejudice to any possible automatic readjustment in certain instances to be regulated under the issue conditions (e.g. structural changes to the issuers), and according to the formulas stipulated therein.

In any case, the amount of the increase in the initial implied capital cannot exceed an amount equivalent to 15% of the share capital in Portugal Telecom, SGPS S.A. on the date of the resolution, without prejudice to the possibility of it being subsequently exceeded as a result of later conversion price readjustments as referred to in the foregoing paragraph.

Lisbon, 13 February 2008

3

ANNUAL GENERAL MEETING OF SHAREHOLDERS

PORTUGAL TELECOM, SGPS S.A.

28 March 2008

PROPOSAL OF THE BOARD OF DIRECTORS

ITEM 10 ON THE AGENDA:

(To resolve on the issuance of bonds and other securities, of whatever nature, by the Board of Directors, and namely on the fixing of the value of such securities in accordance with paragraph 3 of article 8 and subparagraph 1, e) of article 15 of the Articles of Association)

Whereas:

The provisions of paragraph 3 of article 8 and subparagraph 1, e) of article 15 of the Articles of Association and the possible investment requirements of the Company, as well as a desirable flexibility in the Company’s management until the next Annual General Meeting of Shareholders;

We propose that it be resolved:

To fix at 3,000,000,000 Euros, or its equivalent in another currency or currencies at the date of issue, the amount provided in paragraph 3 of article 8 and subparagraph 1, e) of article 15 of the Articles of Association for issuance by the Company, by resolution of the Board of Directors, of bonds, in any form, or other debt instruments, including hybrid instruments, alone or (with respect to the portion concerning the Company) jointly with one or more companies in which the Company holds, directly or indirectly, over 50% of the respective voting share capital, without prejudice to any issues made by such companies, with the exception of convertible bonds and bonds or other securities convertible into or exchangeable for Portugal Telecom, SGPS S.A. shares, and bonds or other securities conferring a right to subscribe for shares of Portugal Telecom, SGPS S.A., as to which, even where issued by a dependent company, the limits approved in each case by the General Meeting shall apply should the said Meeting resolve to stipulate such limits, and the parameters approved under the provisions of paragraph 4 of article 8 of the Articles of Association being applicable as regards the Company.

In addition to the amount established herein, the Company may also issue convertible bonds as resolved under item 10 on the agenda of the General Meeting of Shareholders of 27 April 2007, in order to satisfy the exchange request that may be made by the holders of the bonds exchangeable for shares of the Company which were issued by the subsidiary Portugal Telecom International Finance B.V., in the total amount of 750,000,000 Euros.

Pending a new resolution of the General Meeting, the amount hereby fixed shall be valid until exhausted, with such value being deemed increased by repayments or extinction of securities effected, and, in the case of commercial paper programmes, only the portion of the maximum overall amount of the programmes contracted (or any renewal or substitution thereof) being used from time to time, always deducting any repayments made, shall be relevant as to the use of the amount set forth in the first paragraph of this resolution.

Lisbon, 13 February 2008

The Board of Directors,

ANNUAL GENERAL MEETING OF SHAREHOLDERS

PORTUGAL TELECOM, SGPS S.A.

28 March 2008

PROPOSAL OF THE BOARD OF DIRECTORS

ITEM 11 ON THE AGENDA:

(To resolve on the acquisition and disposal of own bonds and other own securities)

Whereas:

A)

It is convenient to the Company and its dependent companies to be able to continue to make use, in accordance with the law and current practice applicable to each company, the possibilities inherent in transactions with own bonds;

B)

Bearing in mind the characteristics of the bonds that can be issued by the Company, including in connection with the issuance of convertible or exchangeable securities made by the Company or any of its dependent companies;

We propose that it be resolved:

1)

To approve, in any case where approval is legally required and subject to a resolution of the management board, the acquisition of own bonds, already issued or to be issued, in any form, under the following terms:

a)	Maximum number of bonds to be acquired: a number corresponding to the total of each issuance, without prejudice to the limits stipulated by law, and deducting any transfers made;

b)	Term during which the acquisition may be made: Eighteen months, as of the present resolution;

c)

Forms of acquisition: acquisition, in any form, notably original acquisition or derivative acquisition for consideration on a regulated market in which the securities are listed or acquisition over-the-counter, whether or not made through financial intermediaries, besides the cases of conversion in the case of convertible bonds, and which may be followed by cancellation;

d)

Minimum and maximum consideration for the acquisitions: the consideration in derivative acquisitions should be within an interval of fifteen percent less than the lowest trading price and fifteen percent higher than the average trading price of the bonds to be acquired on the regulated markets where the acquisition is made during the 5 sessions immediately preceding this one;

In case of an issuance not listed on a domestic market and placed in the international market, that interval shall be with reference to the average purchase and sale price quoted in the AIBD’s (Association of International Bond Dealers) Bond Book in the week prior to the acquisition, regardless of whether the bonds are listed on a foreign exchange or not;

In case of an issue neither listed nor referenced in said Bond Book, that interval shall be with reference to the estimated value calculated by a financial intermediary or independent consultant appointed by the Board of Directors;

In the case of an acquisition in connection or in compliance with the conditions of issuance of other securities, or of a contract related to such issuance, the price shall be that arising from the terms of such issuance or contract;

e)

Time of acquisition: to be determined by the management board, having regard to the situation of the market and the convenience or obligations arising from the law, contract or issuance of other securities leading to the acquisition, and to be effected one or more times and in such proportions as the management board may determine.

2)

To approve, other than in the cases of conversion or redemption and subject to the specific authority of the management board, the disposal of own bonds including those that may have been acquired, subject to resolution of the management body and under the following terms:

a)	Minimum number of bonds to be disposed of: the number corresponding to the minimum block which at the time of disposal is legally stipulated for the bonds of the Company, or such lesser quantity as may be sufficient to fulfil any obligation undertaken by virtue of the law, a contract or the issuance of other securities;

b)	Term during which the disposal may take place: eighteen months beginning on the date of this resolution;

c)

Form of disposal: disposal for consideration in any form, notably sale or exchange, to be made on a regulated market or over-the-counter in favour of certain entities designated by the management board (in observance, in the case of bonds convertible into shares, of the principle of equal treatment of shareholders as provided by law) or, in case of a disposal in connection with or for implementation of a stock option programme or fulfilment of obligations undertaken arising from the law, the issuance of other securities or a contract, including a contract related to the issuance of convertible or exchangeable securities or to the conversion thereof, according to the relevant terms and conditions;

d)

Minimum Price: no more than fifteen percent below the prices stated in subparagraph 1, d) of this resolution, as applicable, or such other price as may be stipulated in accordance with the terms and conditions of a stock option programme or issuance of other securities, including convertible securities, or of a contract related to such programme, issuance or conversion, where the disposal is made in connection or in compliance with the respective terms;

e)

Time of disposal: to be determined by the management board, taking into account the market conditions and the convenience or obligations undertaken, and to be made in one or more times and in such proportions as the management board may stipulate.

Lisbon, 13 February 2008.

The Board of Directors,

ANNUAL GENERAL MEETING OF SHAREHOLDERS

PORTUGAL TELECOM, SGPS S.A.

28 March 2008

PROPOSAL OF THE SHAREHOLDERS

ITEM 12 ON THE AGENDA:

(To resolve on the remuneration of the Compensation Committee)

Whereas:

A)	The current members of the Compensation Committee were appointed in the General Meeting of Shareholders of 22 June 2007, in order to complete the 2006-2008 term of office;

B)

The functions of the Compensation Committee include the definition of the remuneration policy applicable to the members of the corporate bodies and the determination of the remunerations to be paid taking into consideration each member’s performance and the Company’s economic situation;

C)	Members of the Compensation Committee shall execute their functions with adequate diligence, which requires a significant amount of time and a high level of qualification;

D)	The nature of the functions described under the foregoing Whereas C) advises that the members of the Compensation Committee be remunerated for the performance of their functions;

We propose that it be resolved:

1)	To approve that the members of the Compensation Committee not exercising other remunerated functions within the Portugal Telecom Group be paid a remuneration by the Company for the services rendered;

2)

To create an ad hoc commission composed by Prof. João Calvão da Silva, Mr. Rui Silveira and Mr. Rodolfo Lavrador exclusively to determine the remunerations to be paid to the members of the Compensation Committee. Such ad hoc commission shall not be remunerated.

Lisbon, 26 February 2008.

The Shareholders,

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 18, 2008

PORTUGAL TELECOM, SGPS, S.A.

By:	/s/ Nuno Prego

Nuno Prego Investor Relations Director

FORWARD-LOOKING STATEMENTS

This document may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management’s current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words “anticipates”, “believes”, “estimates”, “expects”, “plans” and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.